UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Fuel Systems Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35952W103

(CUSIP Number)

Ryan J. York

Davis Wright Tremaine LLP

1201 Third Avenue, Suite 2200

Seattle, WA 98101

(206) 622-3150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35952W103

1	NAMES OF REPORTING PERSONS Kevin Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,958,429 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 2,671,684 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,671,684 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 901,758 shares.
(2)	Kevin Douglas has dispositive power with respect to 264,167 shares held by James E. Douglas, III and 449,088 shares held by the Douglas Family Trust.
(3)	Based on 18,093,562 shares of the Issuer’s common stock outstanding as of July 31, 2015 as reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 10, 2015.

CUSIP No. 35952W103

1	NAMES OF REPORTING PERSONS Michelle Douglas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,958,429 (1)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,958,429 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,429 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.8% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly as the beneficiaries and co-trustees of the K&M Douglas Trust. In addition, Kevin Douglas and Michelle Douglas are co-trustees of the James Douglas and Jean Douglas Irrevocable Descendants’ Trust, which holds 901,758 shares.
(2)	Based on 18,093,562 shares of the Issuer’s common stock outstanding as of July 31, 2015 as reported on the Issuer’s Form 10-Q filed with the SEC on August 10, 2015.

CUSIP No. 35952W103

1	NAMES OF REPORTING PERSONS James E. Douglas, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 264,167
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 264,167 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,167 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.5% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Kevin Douglas shares dispositive power with respect to 264,167 shares held by James E. Douglas, III.
(2)	Based on 18,093,562 shares of the Issuer’s common stock outstanding as of July 31, 2015 as reported on the Issuer’s Form 10-Q filed with the SEC on August 10, 2015.

CUSIP No. 35952W103

1	NAMES OF REPORTING PERSONS K&M Douglas Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,056,671 (2)
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,056,671 (2)
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,056,671 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are beneficiaries and co-trustees.
(2)	Kevin Douglas and his wife, Michelle Douglas, hold 1,056,671 shares jointly as the beneficiaries of the K&M Douglas Trust.
(3)	Based on 18,093,562 shares of the Issuer’s common stock outstanding as of July 31, 2015 as reported on the Issuer’s Form 10-Q filed with the SEC on August 10, 2015.

CUSIP No. 35952W103

1	NAMES OF REPORTING PERSONS James Douglas and Jean Douglas Irrevocable Descendants’ Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 901,758
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 901,758
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 901,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Kevin Douglas and Michelle Douglas, husband and wife, are co-trustees.
(2)	Based on 18,093,562 shares of the Issuer’s common stock outstanding as of July 31, 2015 as reported on the Issuer’s Form 10-Q filed with the SEC on August 10, 2015.

CUSIP No. 35952W103

1	NAMES OF REPORTING PERSONS Douglas Family Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 449,088
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 449,088 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,088 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	James E. Douglas Jr. and Jean A Douglas, husband and wife, are co-trustees.
(2)	Kevin Douglas also has dispositive power with respect to 449,088 shares held by the Douglas Family Trust.
(3)	Based on 18,093,562 shares of the Issuer’s common stock outstanding as of July 31, 2015 as reported on the Issuer’s Form 10-Q filed with the SEC on August 10, 2015.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER

This statement relates to shares of Common Stock (the “Common Stock”) of Fuel Systems Solutions, Inc. (the “Issuer”) The principal executive office of the Issuer is located at 780 Third Avenue, 25th Floor, New York, New York 10017.

ITEM 2.	IDENTITY AND BACKGROUND

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them are as follows:

(a)	Kevin Douglas, Michelle Douglas, James E. Douglas, III, K&M Douglas Trust, James Douglas and Jean Douglas Irrevocable Descendants’ Trust and Douglas Family Trust (collectively, the “Filers”).

(b)	The business address of the Filers is:

125 E. Sir Francis Drake Blvd., Suite 400, Larkspur, CA 94939.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Kevin Douglas is an active securities and commodities investor and is employed by Douglas Telecommunications, Inc., which has the same business address as the Filers. Michelle Douglas participates in nonprofit fund raising and in assisting Kevin Douglas in his investment activities. James E. Douglas, III is a high school teacher and has the same business address as the Filers.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	U.S.A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Filers purchased an aggregate of 2,671,684 shares of Common Stock for a total consideration (including brokerage commissions) of $67,645,483 derived from the personal funds of the Filers. The Filers have not purchased any Common Stock with borrowed funds.

ITEM 4.	PURPOSE OF TRANSACTION

Prior to the date hereof, the Filers had on file with the Securities and Exchange Commission a Schedule 13G with respect to their beneficial ownership of Common Stock, initially filed with the SEC on May 19, 2010.

On September 1, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Westport Innovations Inc. (“Parent”) and Whitehorse Merger Sub, Inc. (“Merger Sub”). Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into the Issuer, and as a result the Issuer will continue as the surviving corporation (the “Merger”).

As an inducement to enter into the Merger Agreement, the Filers entered into a Voting Agreement with the Issuer and Parent on September 1, 2015 (the “Voting Agreement”). Pursuant to, and subject to the terms of, the Voting Agreement, the Filers agreed, among other things, to vote 2,671,684 shares of Common Stock beneficially owned by them in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and against any Company Acquisition Proposal (as defined in the Merger Agreement). In addition, under the Voting Agreement, the Filers also agreed to vote 10,045,657 shares of common stock of the Parent beneficially owned by them in favor of the adoption of the Merger Agreement and any transactions contemplated thereby, including the Merger, and against any Parent Acquisition Proposal (as defined in the Merger Agreement). The Filers also agreed, subject to limited exceptions, not to transfer any shares of Common Stock beneficially owned by the Filers.

The obligations in the Voting Agreement will terminate upon the earlier of the mutual written consent of the Issuer, the Parent and the Filers, the effective time of the Merger, any termination of the Merger Agreement, and the delivery of written notice of termination by the Filers to Parent and the Issuer following any Fundamental Amendment of the Merger Agreement (defined to include, among other things, an amendment to, or waiver or other modification by the Issuer or the Parent of any provision of the Merger Agreement that reduces the amount of the merger consideration or changes the form of the merger consideration).

The foregoing summary of the principal terms of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full copy of the Voting Agreement filed as Exhibit 10.1 to the Form 8-K filed by the Issuer on September 2, 2015 and incorporated herein by reference.

No additional consideration was paid by or to Parent, Merger Sub, the Issuer, or the Filers in connection with the Voting Agreement, and therefore no funds were used in connection with the transactions requiring the filing of this statement.

The Filers do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The beneficial ownership of the Common Stock by each Filer at the date hereof is reflected on that Filer’s cover page.

(c) There were no transactions effected by the Filers in the Common Stock within the past sixty (60) days.

(d) and (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in Items 4 of this statement, and the agreements attached as exhibits hereto, to the knowledge of the Filers, none of the Filers is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

7.1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G, dated September 1, 2014.

7.2	Limited Power of Attorney, dated May 11, 2010 (incorporated by reference to Exhibit B to the Filers Schedule 13G, filed with the Securities and Exchange Commission on May 19, 2010).

7.3	Voting Agreement, dated September 1, 2015, by and among the Issuer, Parent and the Filers (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 2, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2015	*Kevin Douglas
KEVIN DOUGLAS

Date: September 2, 2015	*Michelle Douglas
MICHELLE DOUGLAS

Date: September 2, 2015	*James E. Douglas, III
JAMES E. DOUGLAS, III

K&M DOUGLAS TRUST

Date: September 2, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: September 2, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

JAMES DOUGLAS AND JEAN DOUGLAS
IRREVOCABLE DESCENDANTS’ TRUST

Date: September 2, 2015	*Kevin Douglas
	By:	Kevin Douglas
	Title:	Trustee

Date: September 2, 2015	*Michelle Douglas
	By:	Michelle Douglas
	Title:	Trustee

DOUGLAS FAMILY TRUST

Date: September 2, 2015	*James E. Douglas, Jr.
	By:	James E. Douglas, Jr.
	Title:	Trustee

Date: September 2, 2015	*Jean A. Douglas
	By:	Jean A. Douglas
	Title:	Trustee

*Eileen Wheatman

/s/ Eileen Wheatman
By:	Eileen Wheatman
Attorney-in-Fact